Mail Stop 4561

April 4, 2008

Gregory A. Shortell
President and Chief Executive Officer
Network Engines, Inc.
25 Dan Road
Canton, MA 02021

       Re: **Network Engines, Inc.**
                Form 10-K for Fiscal Year Ended September 30, 2007
                Filed December 14, 2007
                File No. 0-30863

Dear Mr. Shortell:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                               Sincerely,

                               Mark Kronforst
                               Accounting Branch Chief